UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38527

Uxin Limited

21/F, Donghuang Building, No. 16 Guangshun South Avenue,

Chaoyang District, Beijing 100102,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Uxin Announces Exercise of Warrant by Joy Capital

BEIJING, August 18, 2023 -- Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China’s leading used car retailer, today announced that Joy Capital has exercised its warrant (the “Warrant”) to purchase 218,818,380 senior convertible preferred shares of the Company at an exercise price of US$0.0457 per share (equivalent to US$1.37 per ADS) for a total consideration of US$10.0 million.

Following the exercise of the Warrant, Joy Capital beneficially owns 1,859,956,236 Class A ordinary shares (after considering the anti-dilution adjustment to the previously issued preferred shares of the Company), and the warrants held by Alpha Wealth Global Limited (“Alpha”) to purchase up to 261,810,806 senior convertible preferred shares with a total exercise price of approximately US$12.0 million remain unexercised. As previously disclosed, Alpha acquired such warrants from NIO Capital and Joy Capital in June 2023.

About Uxin

Uxin is a leading used car retailer, pioneering industry transformation with advanced production, new retail experiences and digital empowerment in China. The Company offers high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under the Company’s omni-channel strategy, the Company is able to leverage its pioneering online platform to serve customers nationwide and establish market leadership in select regions through offline inspection and reconditioning centers. Leveraging its extensive industry data and continuous technology innovation throughout more than ten years of operation, the Company has established strong used car management and operation capabilities. The Company is committed to upholding its customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners;

trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: August 18, 2023